Exhibit 99.1

Kamada to Participate in Upcoming September Investor Conferences

REHOVOT, Israel, and Hoboken, NJ, – September 2, 2025 – Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field, today announced that Amir London, Chief Executive Officer, will participate in the 2025 Wells Fargo Healthcare Conference and the H.C. Wainwright 27th Annual Global Investment Conference.

Mr. London is scheduled to present at the 2025 Wells Fargo Healthcare Conference at 3:45 p.m. Eastern Time on Wednesday, September 3, 2025. In addition to the presentation, Mr. London will be available for one-on-one investor meetings throughout the conference. Investors that are interested in arranging a meeting should contact their Well Fargo representative.

A live webcast of the presentation at the Wells Fargo Healthcare Conference is available at the following address (please copy and paste it into your browser):

https://cc.webcasts.com/well001/090325a_js/?entity=121_CXOWPBW

Mr. London is scheduled to present at the H.C. Wainwright 27th Annual Global Investment Conference at 11 a.m. Eastern Time on Monday, September 8, 2025. In addition to the presentation, Mr. London will be available for one-on-one investor meetings throughout the conference. Investors that are interested in arranging a meeting should contact their H.C. Wainwright representative.

A live webcast of the presentation at the H.C. Wainwright Annual Global Investment Conference is available at the following address (please copy and paste it into your browser):

https://journey.ct.events/view/6be3d374-9f63-486b-a3c0-dc5bf5b26a12

About Kamada

Kamada Ltd. (the “Company”) is a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived therapies field. The Company’s strategy is focused on driving profitable growth through four primary growth pillars: First, organic growth from its commercial activities, including continued investment in the commercialization and life cycle management of its proprietary products, which include six FDA-approved specialty plasma-derived products: KEDRAB®, CYTOGAM®, GLASSIA®, WINRHO SDF®, VARIZIG® and HEPAGAM B®, as well as KAMRAB®, KAMRHO (D)® and two types of equine-based anti-snake venom products, and the products in the distribution segment portfolio, mainly through the launch of several biosimilar products in Israel. Second: the Company aims to secure significant new business development, in-licensing, collaboration and/or merger and acquisition opportunities, which are anticipated to enhance the Company’s marketed products portfolio and leverage its financial strength and existing commercial infrastructure to drive long-term growth. Third: the Company is expanding its plasma collection operations to support revenue growth through the sale of normal source plasma to other plasma-derived manufacturers, and to support its increasing demand for hyper-immune plasma. The Company currently owns three operating plasma collection centers in the United States, in Beaumont Texas, Houston Texas, and San Antonio, Texas. Lastly, the Company is leveraging its manufacturing, research and development expertise to advance the development and commercialization of additional product candidates, targeting areas of significant unmet medical need, with the lead product candidate Inhaled AAT, for which the Company is continuing to progress the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. FIMI Opportunity Funds, the leading private equity firm in Israel, is the Company’s controlling shareholder, beneficially owning approximately 38% of the outstanding ordinary shares.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Brian Ritchie

LifeSci Advisors, LLC

212-915-2578

britchie@LifeSciAdvisors.com